UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

FOR THE MONTH OF APRIL 2008
COMMISSION FILE NUMBER: 001-33820

A-POWER ENERGY GENERATION SYSTEMS, LTD.
(Translation of registrant's name into English)
No. 64 Huanghai Road
Yuhong District
Shenyang, Liaoning, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Explanatory Note: This report on Form 6-K/A is being filed to correct a few typographic errors in the body of the previous filing.

EXHIBIT

The following exhibit is the audited consolidated financial statements of Head Dragon Holdings Limited as of December 31, 2007 and 2006 and for each of the three years ended December 31, 2007. Head Dragon Holdings Limited became the wholly owned subsidiary of A-Power in the first quarter of 2008.

Exhibit Number	Description
99.1*	Financial Statements

* previously filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A-POWER ENERGY GENERATION SYSTEMS, LTD.

By:	/s/ Edward Meng
Name:	Edward Meng
Title:	Chief Financial Officer

Date: May 6, 2008